

22003527

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

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SEC Mail Processing

FEB 28 2022

Washington, DC

**SEC FILE NUMBER**
8-1-5204

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                    MM/DD/YY                        MM/DD/YY

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## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Piper Sandler & Co.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**800 Nicollet Mall, Suite 900**

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|  | (No. and Street) |  |
|---|---|---|
| **Minneapolis** | **MN** | **55402** |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Timothy L. Carter** | **(612) 303-5607** | **timothy.carter@psc.com** |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

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## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
**Ernst & Young LLP**

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|  | (Name – if individual, state last, first, and middle name) |  |  |
|---|---|---|---|
| **700 Nicollet Mall, Suite 500** | **Minneapolis** | **MN** | **55402** |
| (Address) | (City) | (State) | (Zip Code) |
| **10/20/2003** |  | **42** |  |
| (Date of Registration with PCAOB, if applicable) |  | (PCAOB Registration Number, if applicable) |  |

---

### FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, *Timothy L. Carter*, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of *Piper Sandler & Co.*, as of *December 31, 2021*, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATHLEEN T WINSLOW
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/27

_____
Signature

_____Chief Financial Officer_____
Title

_____
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a)  Statement of financial condition.
- ☒ (b)  Notes to consolidated statement of financial condition.
- ☐ (c)  Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d)  Statement of cash flows.
- ☐ (e)  Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f)  Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g)  Notes to consolidated financial statements.
- ☐ (h)  Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i)  Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j)  Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k)  Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l)  Computation for determination of PAB requirements under Exhibit A to 17 CFR 240.15c3-3.
- ☐ (m)  Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n)  Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o)  Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p)  Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q)  Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r)  Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s)  Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t)  Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u)  Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v)  Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w)  Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x)  Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y)  Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z)  Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Piper Sandler & Co.

**(A Wholly Owned Subsidiary of Piper Sandler Companies)**

Index to the Statement of Financial Condition

As of December 31, 2021

# Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Piper Sandler & Co.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Piper Sandler & Co. (the Company) as of December 31, 2021, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

*Ernst & Young LLP*

We have served as the Company's auditor since 2003.

Minneapolis, Minnesota
February 25, 2022

# Piper Sandler & Co.

**(A Wholly Owned Subsidiary of Piper Sandler Companies)**
**Statement of Financial Condition**
**December 31, 2021**

*(Amounts in thousands, except share data)*
**Assets**

| | | |
|---|---:|---:|
| Cash and cash equivalents | $ | 921,920 |
| Receivables from brokers, dealers and clearing organizations | | 253,787 |
| Financial instruments and other inventory positions owned | | 206,425 |
| Financial instruments and other inventory positions owned and pledged as collateral | | 118,551 |
| Total financial instruments and other inventory positions owned | | 324,976 |
| Fixed assets (net of accumulated depreciation and amortization of $71,515) | | 50,603 |
| Goodwill | | 197,841 |
| Intangible assets (net of accumulated amortization of $105,608) | | 119,778 |
| Investments | | 17,491 |
| Net deferred income tax assets | | 161,651 |
| Right-of-use lease asset | | 67,809 |
| Other assets | | 82,363 |
| Total assets | $ | 2,198,219 |

**Liabilities and Shareholder's Equity**

| | | |
|---|---:|---:|
| Payables to brokers, dealers and clearing organizations | $ | 13,247 |
| Financial instruments and other inventory positions sold, but not yet purchased | | 124,474 |
| Accrued compensation | | 763,617 |
| Intercompany payable to Parent Company | | 89,881 |
| Accrued lease liability | | 86,077 |
| Other liabilities and accrued expenses | | 63,119 |
| Total liabilities | | 1,140,415 |

Shareholder's equity:

| | | |
|---|---:|---:|
| Preferred stock, $0.01 par value; 3,000 shares authorized, none issued and outstanding | | — |
| Common stock, $0.01 par value; 1,000 shares authorized, 459 issued and outstanding | | — |
| Additional paid-in capital | | 746,008 |
| Retained earnings | | 311,796 |
| Total shareholder's equity | | 1,057,804 |
| Total liabilities and shareholder's equity | $ | 2,198,219 |

*See Notes to the Statement of Financial Condition*

# Piper Sandler & Co.
## (A Wholly Owned Subsidiary of Piper Sandler Companies)
### Notes to the Statement of Financial Condition
### December 31, 2021

**Note 1** *Organization and Basis of Presentation*

**Organization**

Piper Sandler & Co. ("Piper Sandler" or the "Company") is a wholly owned subsidiary of Piper Sandler Companies ("Parent Company"). The Parent Company is a public holding company incorporated in Delaware and traded on the New York Stock Exchange ("NYSE"). The Company is a securities broker dealer and investment banking firm registered under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is registered as an investment advisor with the Securities and Exchange Commission ("SEC"). As such, the Company trades and effects transactions in listed and unlisted equity and fixed income securities, underwrites equity and municipal debt offerings and provides various other financial advisory services.

Pershing LLC ("Pershing") is Piper Sandler's clearing broker dealer responsible for clearance and settlement of all customer cash and securities transactions, as well as all firm cash and securities transactions with the exception of convertible securities. The Company also has a clearing arrangement with bank financing related to its convertible securities inventories.

**Basis of Presentation**

The accompanying statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

The preparation of the statement of financial condition and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Although these estimates and assumptions are based on the best information available, actual results could differ from those estimates.

**Note 2** *Summary of Significant Accounting Policies*

**Principles of Consolidation**

The Company consolidates entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a variable interest entity ("VIE") or a voting interest entity.

VIEs are entities in which (i) the total equity investment at risk is not sufficient to enable the entity to finance its activities independently or (ii) the at-risk equity holders do not have the normal characteristics of a controlling financial interest. A controlling financial interest in a VIE is present when an enterprise has one or more variable interests that have both (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The enterprise with a controlling financial interest is the primary beneficiary and consolidates the VIE.

Voting interest entities lack one or more of the characteristics of a VIE. The usual condition for a controlling financial interest is ownership of a majority voting interest for a corporation or a majority of kick-out or participating rights for a limited partnership.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies, the Company's investment is accounted for under the equity method of accounting. If the Company does not have a controlling financial interest in, or exert significant influence over, an entity, the Company accounts for its investment at fair value, if the fair value option was elected, or at cost.

# Piper Sandler & Co.
## (A Wholly Owned Subsidiary of Piper Sandler Companies)
## Notes to the Statement of Financial Condition
## December 31, 2021

**Cash and Cash Equivalents**

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of origination.

**Fair Value of Financial Instruments**

Financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased on the statement of financial condition consist of financial instruments (including securities with extended settlements) recorded at fair value. Securities (both long and short), including securities with extended settlements, are recognized on a trade-date basis. Additionally, certain of the Company's investments on the statement of financial condition are recorded at fair value.

*Fair Value Measurement – Definition and Hierarchy* – Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 820, "Fair Value Measurement," ("ASC 820") defines fair value as the amount at which an instrument could be exchanged in an orderly transaction between market participants at the measurement date (the exit price). ASC 820 establishes a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect management's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level I – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III – Instruments that have little to no pricing observability as of the report date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

*Valuation of Financial Instruments* – Based on the nature of the Company's business and its role as a "dealer" in the securities industry, the fair values of its financial instruments are determined internally. When available, the Company values financial instruments at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of the Company's financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased, are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment. Results from valuation models and other techniques in one period may not be indicative of future period fair value measurement.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. In addition, even where the Company derives the value of a security based on information from an independent source, certain assumptions may be required to determine the security's fair value. For instance, the Company assumes that the size of positions in securities that it holds would not be large enough to affect the quoted price of the securities if the Company sells them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition could be different from the currently estimated fair value.

**Fixed Assets**

Fixed assets include furniture and equipment, software, and leasehold improvements. Furniture and equipment and software are depreciated using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over ten years or the life of the lease, whichever is shorter.

**Leases**

A lease is a contract, or part of a contract, that conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. In making this determination, the Company considers if it obtains substantially all of the economic benefits from the use of the underlying asset and directs how and for what purpose the asset is used during the term of the contract.

The Company leases its corporate headquarters and other offices under various non-cancelable leases, all of which are operating leases. In addition to rent, the leases require payment of real estate taxes, insurance and common area maintenance. Some of the leases contain renewal and/or termination options, escalation clauses, rent-free holidays and operating cost adjustments. The original terms of the Company's lease agreements generally range up to 12 years.

The Company recognizes a right-of-use ("ROU") lease asset and lease liability on the statement of financial condition for all leases with a term greater than 12 months. The lease liability represents the Company's obligation to make future lease payments and is recorded at an amount equal to the present value of the remaining lease payments due over the lease term. The ROU lease asset, which represents the right to use the underlying asset during the lease term, is measured based on the carrying value of the lease liability, adjusted for other items, such as lease incentives and uneven rent payments.

The discount rate used to determine the present value of the remaining lease payments reflects the Company's incremental borrowing rate, which is the rate the Company would have to pay to borrow on a collateralized basis over a similar term in a similar economic environment. In calculating its discount rates, the Company takes into consideration a current financing arrangement at the Parent Company that is on a secured (i.e., collateralized) basis, as well as market interest rates and spreads, other reference points, and the respective tenors of the Company's designated lease term ranges. The Company applies the portfolio approach in determining the discount rates for its leases.

For leases that contain escalation clauses or rent-free holidays, the Company recognizes the related rent expense on a straight-line basis from the date the Company takes possession of the property to the end of the initial lease term. The Company records any difference between the straight-line rent expense and amounts paid under the leases as part of the amortization of the ROU lease asset.

Cash or lease incentives received upon entering into certain leases are recognized on a straight-line basis as a reduction of rent expense from the date the Company takes possession of the property or receives the cash to the end of the initial lease term. Lease incentives, which initially reduce the ROU lease asset, are a component of the amortization of the ROU lease asset.

## Goodwill and Intangible Assets

Goodwill represents the fair value of the consideration transferred in excess of the fair value of identifiable net assets at the acquisition date. The Company tests goodwill and indefinite-life intangible assets for impairment on an annual basis and on an interim basis when circumstances exist that could indicate possible impairment. The Company tests for impairment at the reporting unit level, which is generally one level below its operating segments. The Company has identified one reporting unit: Capital Markets. When testing for impairment, the Company has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after making an assessment, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then further analysis is unnecessary. However, if the Company concludes otherwise, then the Company is required to perform a quantitative goodwill test, which requires management to make judgments in determining what assumptions to use in the calculation. The quantitative goodwill test compares the fair value of the reporting unit to its carrying value, including allocated goodwill. An impairment is recognized for the excess amount of a reporting unit's carrying value over its fair value. The estimated fair value of the reporting unit is derived based on valuation techniques that a market participant would use. The Company estimates the fair value of the reporting unit using the income approach (discounted cash flow method) and market approach (earnings and/or transaction multiples).

Intangible assets with determinable lives consist of customer relationships and internally developed software that are amortized over their original estimated useful lives ranging from one to eight years. The pattern of amortization reflects the timing of the realization of the economic benefits of such intangible assets. The Sandler trade name is an indefinite-lived intangible asset, which is not amortized and is evaluated for impairment annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount.

See Note 9 for additional information on the Company's impairment testing of goodwill and intangible assets.

## Investments

The Company's investments include equity investments in private companies and partnerships. Equity investments in private companies are accounted for at fair value. Investments in partnerships are accounted for under the equity method, which is generally the net asset value.

**Other Assets**

Other assets include receivables and prepaid expenses. Receivables primarily include fee receivables and loans made to employees, typically in connection with their recruitment. Employee loans are forgiven based on continued employment and are amortized using the straight-line method over the respective terms of the loans, which generally range from one to five years.

**Income Taxes**

The Company is included in the consolidated U.S. federal income tax return filed by the Parent Company on a calendar year basis, combined returns for state tax purposes where required, and separate state income tax returns where required. The Company determines and records income taxes based upon the provisions of a tax sharing arrangement with the Parent Company and U.S. affiliated entities. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The realization of deferred tax assets is assessed and a valuation allowance is recognized to the extent that it is more likely than not that any portion of a deferred tax asset will not be realized. Tax reserves for uncertain tax positions are recorded in accordance with FASB Accounting Standards Codification Topic 740, "Income Taxes" ("ASC 740"). The Company recognizes interest and penalties, if any, related to income tax matters as part of the provision for income taxes.

**Contingencies**

The Company is involved in various pending and potential legal proceedings related to its business, including litigation, arbitration and regulatory proceedings. The Company establishes reserves for potential losses to the extent that claims are probable of loss and the amount of the loss can be reasonably estimated. The determination of the outcome and reserve amounts requires significant judgment on the part of the Company's management.

**Note 3** *Financial Instruments and Other Inventory Positions Owned and Financial Instruments and Other Inventory Positions Sold, but Not Yet Purchased*

| (Amounts in thousands) | December 31, 2021 |
|---|---|
| Financial instruments and other inventory positions owned: | |
| Corporate securities: | |
| Equity securities | $ 2,831 |
| Convertible securities | 148,057 |
| Fixed income securities | 8,687 |
| Municipal securities: | |
| Taxable securities | 12,377 |
| Tax-exempt securities | 97,891 |
| Short-term securities | 29,357 |
| Mortgage-backed securities | 1,277 |
| U.S. government agency securities | 24,361 |
| U.S. government securities | 138 |
| Total financial instruments and other inventory positions owned | $ 324,976 |
| | |
| Financial instruments and other inventory positions sold, but not yet purchased: | |
| Corporate securities: | |
| Equity securities | $ 77,744 |
| Fixed income securities | 4,950 |
| U.S. government securities | 41,780 |
| Total financial instruments and other inventory positions sold, but not yet purchased | $ 124,474 |

At December 31, 2021, financial instruments and other inventory positions owned in the amount of $118.6 million had been pledged as collateral for short-term financing arrangements.

Financial instruments and other inventory positions sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the statement of financial condition. The Company economically hedges changes in the market value of its financial instruments and other inventory positions owned using inventory positions sold, but not yet purchased.

**Note 4** *Fair Value of Financial Instruments*

Based on the nature of the Company's business and its role as a "dealer" in the securities industry, the fair values of its financial instruments are determined internally. The Company's processes are designed to ensure that the fair values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, unobservable inputs are developed based on an evaluation of all relevant empirical market data, including prices evidenced by market transactions, interest rates, credit spreads, volatilities and correlations and other security-specific information. Valuation adjustments related to illiquidity or counterparty credit risk are also considered. In estimating fair value, the Company may utilize information provided by third party pricing vendors to corroborate internally-developed fair value estimates.

The Company employs specific control processes to determine the reasonableness of the fair value of its financial instruments. The Company's processes are designed to ensure that the internally-estimated fair values are accurately recorded and that the data inputs and the valuation techniques used are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. Individuals outside of the trading departments perform independent pricing verification reviews as of each reporting date. The Company has established parameters which set forth when the fair value of securities is independently verified. The selection parameters are generally based upon the type of security, the level of estimation risk of a security, the materiality of the security to the Company's statement of financial condition, changes in fair value from period to period, and other specific facts and circumstances of the Company's securities portfolio. In evaluating the initial internally-estimated fair values made by the Company's traders, the nature and complexity of securities involved (e.g., term, coupon, collateral, and other key drivers of value), level of market activity for securities, and availability of market data are considered. The independent price verification procedures include, but are not limited to, analysis of trade data (both internal and external where available), corroboration to the valuation of positions with similar characteristics, risks and components, or comparison to an alternative pricing source, such as a discounted cash flow model. The Company's valuation committees, comprised of members of senior management and risk management, provide oversight and overall responsibility for the internal control processes and procedures related to fair value measurements.

The following is a description of the valuation techniques used to measure fair value.

**Cash Equivalents**

Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their net asset value and classified as Level I.

**Financial Instruments and Other Inventory Positions**

The Company records financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased at fair value on the statement of financial condition.

*Equity securities* – Exchange traded equity securities are valued based on quoted prices from the exchange for identical assets or liabilities as of the period-end date. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized as Level I. Non-exchange traded equity securities (principally hybrid preferred securities) are measured primarily using broker quotations, prices observed for recently executed market transactions and internally-developed fair value estimates based on observable inputs and are categorized within Level II of the fair value hierarchy.

*Convertible securities* – Convertible securities are valued based on observable trades, when available, and therefore are generally categorized as Level II.

*Corporate fixed income securities* – Fixed income securities include corporate bonds which are valued based on recently executed market transactions of comparable size, internally-developed fair value estimates based on observable inputs, or broker quotations. Accordingly, these corporate bonds are categorized as Level II.

*Taxable municipal securities* – Taxable municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II.

*Tax-exempt municipal securities* – Tax-exempt municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II. Certain illiquid tax-exempt municipal securities are valued using market data for comparable securities (e.g., maturity and sector) and management judgment to infer an appropriate current yield or other model-based valuation techniques deemed appropriate by management based on the specific nature of the individual security and are therefore categorized as Level III.

*Short-term municipal securities* – Short-term municipal securities include variable rate demand notes and other short-term municipal securities. Variable rate demand notes and other short-term municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II.

*Mortgage-backed securities* – Mortgage-backed securities are valued using observable trades, when available. Certain mortgage-backed securities are valued using models where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data. To the extent we hold, these mortgage-backed securities are categorized as Level II. Certain mortgage-backed securities collateralized by residential mortgages are valued using cash flow models that utilize unobservable inputs including credit default rates, prepayment rates, loss severity and valuation yields. As judgment is used to determine the range of these inputs, these mortgage-backed securities are categorized as Level III.

*U.S. government agency securities* – U.S. government agency securities include agency debt bonds and mortgage bonds. Agency debt bonds are valued by using either direct price quotes or price quotes for comparable bond securities and are categorized as Level II. Mortgage bonds include bonds secured by mortgages, mortgage pass-through securities, agency collateralized mortgage-obligation ("CMO") securities and agency interest-only securities. Mortgage pass-through securities, CMO securities and interest-only securities are valued using recently executed observable trades or other observable inputs, such as prepayment speeds and therefore are generally categorized as Level II. Mortgage bonds are valued using observable market inputs, such as market yields on spreads over U.S. treasury securities, or models based upon prepayment expectations. These securities are categorized as Level II.

*U.S. government securities* – U.S. government securities include highly liquid U.S. treasury securities which are generally valued using quoted market prices and therefore categorized as Level I. The Company does not transact in securities of countries other than the U.S. government.

**Investments**

The Company's investments valued at fair value include equity investments in private companies. Investments valued based on quoted prices on active markets are classified as Level I. Investments in private companies are valued based on an assessment of each underlying security. These securities are generally categorized as Level II or Level III based on observability of inputs.

The following table summarizes the valuation of the Company's financial instruments by pricing observability levels defined in ASC 820 as of December 31, 2021:

| *(Amounts in thousands)* | Level I | Level II | Level III | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Financial instruments and other inventory positions owned: | | | | |
| Corporate securities: | | | | |
| Equity securities . . . . . . . . . . . . . . . . | $ 33 | $ 2,798 | $ — | $ 2,831 |
| Convertible securities . . . . . . . . . . . . | — | 148,057 | — | 148,057 |
| Fixed income securities . . . . . . . . . | — | 8,687 | — | 8,687 |
| Municipal securities: | | | | |
| Taxable securities . . . . . . . . . . . . . . | — | 12,377 | — | 12,377 |
| Tax-exempt securities . . . . . . . . . . | — | 97,644 | 247 | 97,891 |
| Short-term securities . . . . . . . . . . . | — | 29,357 | — | 29,357 |
| Mortgage-backed securities . . . . . . . . . | — | 1,277 | — | 1,277 |
| U.S. government agency securities . . . . | — | 24,361 | — | 24,361 |
| U.S. government securities . . . . . . . . . . | 138 | — | — | 138 |
| Total financial instruments and other inventory positions owned . . . . . . . . . . | 171 | 324,558 | 247 | 324,976 |
| Cash equivalents . . . . . . . . . . . . . . . . . . | 900,000 | — | — | 900,000 |
| Investments at fair value . . . . . . . . . . . . | 793 | — | 512 | 1,305 |
| Total assets . . . . . . . . . . . . . . . . . . . . . . | $ 900,964 | $ 324,558 | $ 759 | $ 1,226,281 |
| **Liabilities** | | | | |
| Financial instruments and other inventory positions sold, but not yet purchased: | | | | |
| Corporate securities: | | | | |
| Equity securities . . . . . . . . . . . . . . . . | $ 74,251 | $ 3,493 | $ — | $ 77,744 |
| Fixed income securities . . . . . . . . . | — | 4,950 | — | 4,950 |
| U.S. government securities . . . . . . . . . | 41,780 | — | — | 41,780 |
| Total financial instruments and other inventory positions sold, but not yet purchased . . . . . . . . . . . . . . . . . . . . . . | $ 116,031 | $ 8,443 | $ — | $ 124,474 |

The Company's Level III assets were $0.8 million, or less than 0.1 percent of financial instruments measured at fair value at December 31, 2021.

The carrying values of the Company's cash and receivables and payables either from or to brokers, dealers and clearing organizations approximate fair value due to their liquid or short-term nature.

**Note 5** *Variable Interest Entities ("VIEs")*

The Company has investments in various partnerships and limited liability companies. These entities were established for the purpose of investing in securities of public or private companies, or municipal debt obligations, and were initially financed through the capital commitments or seed investments of the members.

VIEs are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities. The determination as to whether an entity is a VIE is based on the structure and nature of each entity. The Company also considers other characteristics such as the power through voting rights or similar rights to direct the activities of an entity that most significantly impact the entity's economic performance and how the entity is financed.

The Company is required to consolidate all VIEs for which it is considered to be the primary beneficiary. The determination as to whether the Company is considered to be the primary beneficiary is based on whether the Company has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

The Company determined it is not the primary beneficiary of these VIEs and accordingly does not consolidate them. These VIEs had net assets approximating $2.0 billion at December 31, 2021. The Company's exposure to loss from these VIEs is $11.8 million, which is the carrying value of its capital contributions recorded in investments on the statement of financial condition at December 31, 2021. The Company had no liabilities related to these VIEs at December 31, 2021. Furthermore, the Company has not provided financial or other support to these VIEs that it was not previously contractually required to provide as of December 31, 2021.

**Note 6** *Receivables from and Payables to Brokers, Dealers and Clearing Organizations*

| (Amounts in thousands) | | December 31, 2021 |
|---|---|---|
| Receivable from clearing organizations | $ | 226,731 |
| Receivable from brokers and dealers | | 24,056 |
| Other | | 3,000 |
| Total receivables from brokers, dealers and clearing organizations | $ | 253,787 |

| (Amounts in thousands) | | December 31, 2021 |
|---|---|---|
| Payable to brokers and dealers | $ | 13,247 |
| Total payables to brokers, dealers and clearing organizations | $ | 13,247 |

Under the Company's fully disclosed clearing agreement, all of its securities inventories with the exception of convertible securities, and all of its customer activities are held by or cleared through Pershing. The Company has established an arrangement to obtain financing from Pershing related to the majority of its trading activities. The Company also has a clearing arrangement with bank financing related to its convertible securities inventories. Financing under these arrangements is secured primarily by securities, and collateral limitations could reduce the amount of funding available under these arrangements. The funding is at their discretion and could be denied. The Company's clearing arrangement activities are recorded net from trading activity. The fully disclosed clearing agreement includes a covenant requiring the Company to maintain excess net capital of $120 million.

**Note 7** *Investments*

The Company's investments include investments in private companies and partnerships.

| (Amounts in thousands) | December 31, 2021 |
|---|---|
| Investments at fair value | $ 1,305 |
| Investments at cost | 611 |
| Investments accounted for under the equity method | 15,575 |
| Total investments | $ 17,491 |

At December 31, 2021, investments carried on a cost basis had an estimated fair market value of $0.6 million. Because valuation estimates were based upon management's judgment, investments carried at cost would be categorized as Level III assets in the fair value hierarchy, if they were carried at fair value.

Investments accounted for under the equity method include limited partnership interests. The carrying value of these investments is based on the investment vehicle's net asset value. The net assets of investment partnerships consist of investments in both marketable and non-marketable securities. The underlying investments held by such partnerships are valued based on the estimated fair value determined by management of our affiliated partnerships and, in the case of investments in unaffiliated investment partnerships, are based on financial statements prepared by the unaffiliated general partners.

**Note 8** *Other Assets*

| (Amounts in thousands) | December 31, 2021 |
|---|---|
| Fee receivables | $ 35,030 |
| Forgivable loans, net | 9,671 |
| Prepaid expenses | 14,349 |
| Other | 23,313 |
| Total other assets | $ 82,363 |

**Note 9** *Goodwill and Intangible Assets*

| (Amounts in thousands) | December 31, 2021 |
|---|---|
| **Goodwill** | |
| Balance at December 31, 2020 | $ 197,841 |
| Goodwill acquired | — |
| Balance at December 31, 2021 | $ 197,841 |
| | |
| **Intangible assets** | |
| Balance at December 31, 2020 | $ 145,122 |
| Intangible assets acquired | — |
| Amortization of intangible assets | (25,344) |
| Balance at December 31, 2021 | $ 119,778 |

The Company performed its annual goodwill impairment testing as of October 31, 2021, which resulted in no impairment. The Company also evaluated its intangible assets and concluded there was no impairment in 2021.

**Note 10** *Fixed Assets*

| (Amounts in thousands) | December 31, 2021 |
|---|---|
| Furniture and equipment | $ 52,097 |
| Leasehold improvements | 57,603 |
| Software | 12,418 |
| Total | 122,118 |
| Accumulated depreciation and amortization | (71,515) |
| Fixed assets, net of accumulated depreciation and amortization | $ 50,603 |

**Note 11** *Short-Term Financing*

The Company's committed short-term bank line financing at December 31, 2021 consisted of a one-year $100 million committed revolving credit facility with U.S. Bank N.A., which has been renewed annually in the fourth quarter of each year since 2008. Advances under this facility are secured by certain marketable securities. The facility includes a covenant that requires the Company to maintain a minimum regulatory net capital of $120 million, and the unpaid principal amount of all advances under this facility will be due on December 9, 2022. The Company pays a nonrefundable commitment fee on the unused portion of the facility on a quarterly basis. At December 31, 2021, the Company had no advances against this line of credit.

The Company previously issued secured commercial paper ("CP") to fund a portion of its securities inventory. The Company retired the CP Series II A program in April 2021.

**Note 12** *Contingencies, Commitments and Guarantees*

**Legal Contingencies**

The Company has been named as a defendant in various legal actions, including complaints and litigation and arbitration claims, arising from its business activities. Such actions include claims related to securities brokerage and investment banking activities, and certain class actions that primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations ("SROs") which could result in adverse judgments, settlements, penalties, fines or other relief.

The Company has established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations and regulatory proceedings. Reasonably possible losses in excess of amounts accrued at December 31, 2021 are not material. In many cases, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated.

Given uncertainties regarding the timing, scope, volume and outcome of pending and potential legal actions, investigations and regulatory proceedings and other factors, the amounts of reserves and ranges of reasonably possible losses are difficult to determine and of necessity subject to future revision. Subject to the foregoing, management of the Company believes, based on currently available information, after consultation with outside legal counsel and taking into account its established reserves, that pending legal actions, investigations and regulatory proceedings will be resolved with no material adverse effect on the Company's statement of financial condition. However, if during any period a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves, the financial condition as of the end of that period could be materially adversely affected. In addition, there can be no assurance that material losses will not be incurred from claims that have not yet been brought to the Company's attention or are not yet determined to be reasonably possible.

**Operating Lease Commitments**

The Company leases office space throughout the United States. Aggregate minimum lease commitments on an undiscounted basis for the Company's operating leases (including short-term leases) as of December 31, 2021 were as follows:

*(Amounts in thousands)*

| | | |
|---|---|---:|
| 2022 | $ | 21,662 |
| 2023 | | 18,785 |
| 2024 | | 17,072 |
| 2025 | | 15,803 |
| 2026 | | 13,868 |
| Thereafter | | 17,790 |
| Total | $ | 104,980 |

Total minimum rentals to be received in 2022 under noncancelable subleases were $0.2 million at December 31, 2021.

At December 31, 2021, the weighted average remaining lease term for operating leases was 5.6 years and the weighted average discount rate was 4.0 percent.

**Investment Commitments**

As of December 31, 2021, the Company had commitments to invest approximately $20.6 million in limited partnerships that make investments in private equity companies.

**Other Guarantees**

The Company is a member of numerous exchanges. Under the membership agreements with these entities, members generally are required to guarantee the performance of other members, and if a member becomes unable to satisfy its obligations to the exchange, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges often require members to post collateral. In addition, the Company identifies and guarantees certain clearing agents against specified potential losses in connection with providing services to the Company or its affiliates. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes the likelihood that the Company would be required to make payments under these arrangements is remote. Accordingly, no liability is recorded on the statement of financial condition for these arrangements.

**Concentration of Credit Risk**

The Company provides investment, capital-raising and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To alleviate the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions.

**Note 13** *Employee Benefit Plans*

The Parent Company has various employee benefit plans, and substantially all Company employees are covered by at least one plan. The plans include health and welfare plans and a tax-qualified retirement plan.

**Note 14** *Parent Company Compensation Plans*

**Stock-Based Compensation**

The Parent Company maintains a stock-based compensation plan, the Amended and Restated 2003 Annual and Long-Term Incentive Plan (the "Incentive Plan"). The Incentive Plan permits the grant of equity awards, including restricted stock, restricted stock units and non-qualified stock options, to the Company's employees. The awards granted to employees have three to five year vesting periods or cliff vest upon meeting certain performance or market-based metrics. The Incentive Plan provides for accelerated vesting of awards if there is a severance event, a change in control of the Parent Company (as defined in the Incentive Plan), in the event of a participant's death, and at the discretion of the compensation committee of the Parent Company's board of directors.

**Acquisition-related Compensation Arrangements**

In conjunction with the 2020 acquisitions of The Valence Group ("Valence") and TRS Advisors LLC ("TRS"), additional cash is available to be earned by certain employees if a revenue threshold is exceeded during the respective three-year post acquisition period to the extent they are employed by the Company at the time of payment.

If earned, the amount related to the acquisition of Valence will be paid by July 3, 2023. As of December 31, 2021, the Company has accrued $5.3 million related to this additional cash payment.

If earned, the amount related to the acquisition of TRS will be paid by April 3, 2024. As of December 31, 2021, the Company expects the maximum amount of $7.0 million will be earned and has accrued $2.2 million related to this additional cash payment.

In conjunction with the 2019 acquisition of Weeden & Co. L.P. ("Weeden & Co."), the Company entered into acquisition-related compensation arrangements with certain Weeden & Co. equity owners, a portion of whom are now employees of the Company. Additional cash of up to $31.5 million was available to be earned if a net revenue target was achieved during the period from January 1, 2020 to June 30, 2021 ("Weeden Earnout"). The Company paid $31.5 million related to the Weeden Earnout in the third quarter of 2021.

**Deferred Compensation Plans**

The Parent Company maintains various deferred compensation arrangements for employees.

The Mutual Fund Restricted Share Investment Plan is a fully funded deferred compensation plan which allowed eligible employees to receive a portion of their incentive compensation in restricted mutual fund shares ("MFRS Awards") of investment funds. MFRS Awards vest ratably over three years in equal installments and provide for continued vesting after termination of employment so long as the employee does not violate certain post-termination restrictions set forth in the award agreement or any agreement entered into upon termination. MFRS Awards are owned by employee recipients (subject to aforementioned vesting restrictions) and as such are not included on the statement of financial condition.

The nonqualified deferred compensation plan is an unfunded plan which allows certain highly compensated employees, at their election, to defer a portion of their compensation. This plan was closed to future deferral elections by participants for performance periods beginning after December 31, 2017. The amounts deferred under this plan are held in a grantor trust. The Parent Company invests, as a principal, in investments to economically hedge its obligation under the nonqualified deferred compensation plan.

**Note 15** *Net Capital Requirements and Other Regulatory Matters*

Piper Sandler is registered as a securities broker dealer with the SEC and is a member of various SROs and securities exchanges. FINRA serves as the primary SRO of Piper Sandler. Piper Sandler is subject to the uniform net capital rule of the SEC and the net capital rule of FINRA. Piper Sandler has elected to use the alternative method permitted by the SEC rule which requires that it maintain minimum net capital of $1.0 million. Advances to affiliates, repayment of subordinated debt, dividend payments and other equity withdrawals are subject to certain approvals, notifications and other provisions of SEC and FINRA rules.

At December 31, 2021, net capital calculated under the SEC rule was $362.5 million, and exceeded the minimum net capital required under the SEC rule by $361.5 million. The Company anticipates $65.0 million of capital withdrawals within the next six months.

The Company's committed short-term credit facility includes a covenant requiring Piper Sandler to maintain minimum net capital of $120 million. The Company's fully disclosed clearing agreement with Pershing includes a covenant requiring Piper Sandler to maintain excess net capital of $120 million.

# Piper Sandler & Co.
## (A Wholly Owned Subsidiary of Piper Sandler Companies)
### Notes to the Statement of Financial Condition
### December 31, 2021

**Note 16** *Income Taxes*

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. The net deferred income tax assets consisted of the following items at December 31, 2021:

*(Amounts in thousands)*

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Deferred compensation | $ | 118,687 |
| Accrued lease liability | | 21,863 |
| Goodwill tax basis in excess of book basis | | 40,183 |
| Liabilities/accruals not currently deductible | | 2,991 |
| Unrealized losses on firm investments | | 700 |
| Other | | 3,552 |
| Total deferred tax assets | | 187,976 |
| | | |
| Deferred tax liabilities: | | |
| Right-of-use lease asset | | 17,224 |
| Fixed assets | | 8,446 |
| Other | | 655 |
| Total deferred tax liabilities | | 26,325 |
| | | |
| Net deferred tax assets | $ | 161,651 |

The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. The Company believes that its future tax profits will be sufficient to recognize its deferred tax assets.

**Note 17** *Related Party Transactions*

The Company has significant transactions with the Parent Company and the Parent Company's other subsidiaries. The Company arranges for the purchase or sale of securities, holds investments in funds managed by affiliates and markets derivative instruments for affiliates. The Company allocates expenses or records a portion of the revenues earned by affiliates in return for services provided to affiliates. Certain operating expenses, along with advances for certain investments, incurred by affiliates are initially paid by the Company and subsequently reimbursed by the affiliates. The Company also owns investments in affiliated funds that are accounted for under the equity method. In addition, the Company may transact with the Parent Company for the financing of its operations and reimburses the Parent Company for expenses associated with stock-based compensation awards issued to Company employees. At December 31, 2021, an intercompany payable to the Parent Company of $89.9 million represents the amounts payable for related party transactions.

**Piper Sandler & Co.**
**(A Wholly Owned Subsidiary of Piper Sandler Companies)**
**Notes to the Statement of Financial Condition**
**December 31, 2021**

**Note 18** *Subsequent Events*

On February 4, 2022, the Parent Company completed the acquisition of Cornerstone Macro, an independent research firm focused on providing macro research and equity derivatives trading to institutional investors. The transaction was completed pursuant to the Securities Purchase Agreement dated October 12, 2021. The purchase price consisted of cash consideration, and Parent Company restricted stock was granted for retention purposes. Additional cash consideration may be earned if certain revenue targets are achieved.

The Company has evaluated subsequent events through February 25, 2022, the date the financial statements were available to be issued, and has determined there are no other subsequent events that require disclosure in the Company's financial statements.